Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Fortuna Silver Mines Inc. (“Fortuna”)

200 Burrard Street, Suite 650

Vancouver, BC V6C 3L6

Item 2:	Date of Material Change

February 9, 2017

Item 3:	News Release

A news release announcing the material change was disseminated on February 9, 2017 through Marketwired and a copy has been filed under Fortuna’s profile on SEDAR.

Item 4:	Summary of Material Change

On February 9, 2017, Fortuna completed its previously announced bought deal financing and issued 11,873,750 common shares (the “Offered Shares”), including 1,548,750 common shares that were issued upon the full exercise of the over-allotment option, at US$6.30 per Offered Share for gross proceeds to Fortuna of US$74,804,625 (the “Offering”).

Item 5:	Full Description of Material Change

On February 9, 2017, Fortuna completed its previously announced bought deal financing and issued 11,873,750 Offered Shares, including 1,548,750 Offered Shares that were issued upon the full exercise of the over-allotment option, at US$6.30 per Offered Share for gross proceeds to Fortuna of US$74,804,625.

The Offering was conducted by a syndicate of underwriters co-led by Raymond James Ltd., BMO Nesbitt Burns Inc. and Scotia Capital Inc., and including CIBC World Markets Inc. and National Bank Financial Inc. The net proceeds from the Offering will be used for general working capital purposes.

The Offered Shares were offered for sale in each of the provinces of Canada by way of a short-form prospectus and in the United States pursuant to a registration statement on Form F-10, as amended, in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7:	Omitted Information

Not applicable

Item 8:	Executive Officer

For further information, please contact Jorge Ganoza, President and Chief Executive Officer of Fortuna, at (604) 484-4085

Item 9:	Date of Report

February 15, 2017